Exhibit 4.19

(Summary Translation)

Loan Agreement with Chongqing Rural Commercial Bank, Wanzhou Branch

Date of the Agreement	July 15, 2019

Lender (Party A)	Chongqing Rural Commercial Bank, Wanzhou Branch

Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.

Use of loan proceeds	Working capital for purchase of raw materials and supplementary materials and other operational purposes

Amount	RMB116.65 million

Term of loan	12 months, from July 15, 2019 to July 14, 2020

Interest rate	18% over the benchmark rate

Penalty rate

In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate

In the event that Party B does not apply the loan proceeds according to the Agreement, the penalty rate shall be 100% over the interest rate

Repayment of interest	Interest shall be paid monthly at the 20th day of each month

Repayment of principal	Principal shall be repaid in full together with the last instalment of interest payment

Party A’s rights and obligations

(1) Party A has the right to be informed about Party B’s operations, financial condition and inventory, supervise and inspect the use of the loan, and require Party B to provide financial statements and other documents and information;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of the account Party B opens with Party A under the Agreement;

(3) Party A has the obligation to fund the loan in accordance with the Agreement;

(4) In the event that Party B fails to perform its obligations, Party A has the right to disclose to the public such default by Party B;

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential except for reasonable internal use by Party A, use for corporate credit purposes and other permissible uses under laws and regulations; and

(6) Party A has the right to participate in Party B’s material financing, asset disposal, merger, spinoff, restructuring, liquidation and dissolution and other activities in order to protect Party A’s creditor’s rights.

Party B’s rights and obligations

(1) Party B has the right to and shall use the loan in accordance with the Agreement and the law;

(2) Party B shall repay the principal and interest when due and payable;

(3) Party B shall promptly notify Party A in writing and implement repayment measures acceptable to Party A in the event that there shall be a change that affects the rights and liabilities under this Agreement, threatens Party B’s ordinary operations or materially and adversely affects Party B’s ability to perform the repayment obligations under the Agreement (including but not limited to suspension, termination, closure, bankruptcy, suspension or cancellation of manufacturing or sale permit or operating license, illegal activity by Party B, its legal representative or main responsible person, material safety accidents, material litigation, material difficulty of its operations or deterioration of its financial condition);

(4) In the event of any partial or complete loss of the ability of the guarantor under the Agreement to guarantee the loan (including but not limited to suspension, termination, cancellation, bankruptcy, involvement in litigation or arbitration, administrative penalty or operating loss) or in the event of any loss in the collateral for the loan, Party B shall promptly notify Party A and provide other security acceptable to Party A;

(5) Party B shall notify Party A in writing within 15 days following any change to the registration of its name, registered capital, legal representative, legal address and scope of operations;

(6) Party B shall bear any loss, risk or liability in the event that the proceeds of loan are seized or withheld by any competent authority after Party A credits the loan proceeds to Party B’s account;

(7) Throughout the term of the loan, without Party A’s prior consent, Party B shall not dispose of any material assets (other than to repay the loan to Party A) and shall not make any distributions to its shareholder; and

(8) Party B shall timely report to Party A in writing any related party transaction involving 10% or more of Party A’s net assets, including the relationships among the parties to the transaction, nature, subject, amount of the transaction, and the transaction’s pricing policy.

Party B’s Covenants

(1) Compliance with law and regulation;

(2) Timely and periodic provision to Party A of financial statements and true, accurate, complete and effective information on accounts payable and receivable, inventory details and activities of capital collection account;

(3) Diligent and active cooperation with Party A’s supervision of loan funding, post-funding supervision and other relevant inspections;

(4) Prompt notice to Party A in the event of any material adverse effect on Party B’s repayment abilities and implementation of repayment measures acceptable to Party A;

(5) No evasion of entrusted payment by Party A;

(6) Party A has the right to demand prepayment in light of cash collection by Party B; and

(7) In the event of any merger, spinoff, share equity change or transfer, change of operation method (such as contracting or lease), material asset transfer or disposal, share equity pledge, investment, guarantee, material increase of indebtedness, new project and other material matters, Party B shall notify Party A in advance in writing, and shall not be engaged in these actions without performing obligations under the loan and providing guarantee or other risk management measures acceptable to Party A.

Breach

Party A is entitled to make additional requirements of loan disbursement, terminate the disbursement of loan at its discretion, declare the principal and interest immediately due and payable in whole or in part, or take other risk control measures, upon the occurrence of any of the following events:

(1) Party B fails to comply with its undertakings or provides false financial information or omits material facts;

(2) Party B fails to repay the loan in accordance with this Agreement;

(3) Party B fails to use the loan proceeds or draw down the loan in accordance with this Agreement;

(4) Party B rejects supervision and investigation in connection with Party B’s use of proceeds and business operation;

(5) Party B takes measures to evade repayment of the loan;

(6) There is a material change in Party B’s financial condition, or there is a material change in the guarantee; or

(7) Party A recognizes that Party B violates this Agreement or takes measures that is likely to violate this Agreement.

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